LEVEL20 INC.
228 Hamilton Avenue, 3rd Flor
Palo Alto, CA 94301

February 12, 2013

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Matthew Crispino

Re:	Level20 Inc.
Registration Statement on Form S-1 Filed December 24, 2012 File No. 333-185669

Dear Mr. Crispino:

I write on behalf of Level 20 Inc. (the “Company”) in response to Staff’s letter of January 18, 2013, by Matthew Crispino, Staff Attorney, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed December 24, 2012, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

GENERAL

1.                   UPDATE YOUR FINANCIAL STATEMENTS PURSUANT TO RULE 8-02 OF REGULATION S-X.

In response to this comment, we have updated our financial statements to our fiscal year end of December 31, 2012.

2.                   PLEASE SUPPLEMENTALLY PROVIDE US WITH COPIES OF ALL WRITTEN COMMUNICATIONS, AS DEFINED IN RULE 405 UNDER THE SECURITIES ACT, THAT YOU, OR ANYONE AUTHORIZED TO DO SO ON YOUR BEHALF, PRESENT TO POTENTIAL INVESTORS IN RELIANCE ON SECTION 5(D) OF THE SECURITIES ACT, WHETHER OR NOT THEY RETAIN COPIES OF THE COMMUNICATIONS. SIMILARLY, PLEASE SUPPLEMENTALLY PROVIDE US WITH ANY RESEARCH REPORTS ABOUT YOU THAT ARE PUBLISHED OR DISTRIBUTED IN RELIANCE UPON SECTION 2(A)(3) OF THE SECURITIES ACT OF 1933 ADDED BY SECTION 105(A) OF THE JUMPSTART OUR BUSINESS STARTUPS ACT BY ANY BROKER OR DEALER THAT IS PARTICIPATING OR WILL PARTICIPATE IN YOUR OFFERING.

In response to this comment, we do not have any communication or presentation materials that we submit to potential investors. We do not have any published or distributed research reports by any broker or dealer that is participating or will be participating in any offers.

TABLE OF CONTENTS, PAGE 4

3.                   PLEASE REVISE YOUR TABLE OF CONTENTS SO THAT IT IS NO MORE THAN ONE PAGE IN LENGTH. CONSIDER REMOVING THE RISK FACTOR HEADINGS FROM THE TABLE.

In response to this comment, we removed the risk factor headings from the table of contents.

SUMMARY

THE COMPANY, PAGE 6

4.                   PLEASE CLARIFY AT THE BEGINNING OF THE SUMMARY AND THE DESCRIPTION OF YOUR BUSINESS ON PAGE 25 THE CURRENT STATE OF YOUR BUSINESS OPERATIONS. WE NOTE, FOR EXAMPLE, YOUR STATEMENTS IN THIS SECTION THAT YOUR INTELLECTUAL PROPERTY IS "FULLY DEVELOPED" AND "COMMERCIALLY OPERATIONAL" AND THAT YOU ARE NOW USING YOUR SOLUTION AND SERVICING CLIENTS ON A ONE-ON-ONE RELATIONSHIP. YOU REPORT IN YOUR STATEMENT OF OPERATIONS, HOWEVER, THAT YOU HAVE GENERATED NO REVENUES SINCE THE DATE OF YOUR INCEPTION. PLEASE DISCUSS IN DETAIL THE BUSINESS ACTIVITIES THAT YOU HAVE UNDERTAKEN TO DATE, WHAT REMAINS TO BE ACCOMPLISHED IN ORDER FOR YOUR COMPANY TO BEGIN GENERATING REVENUES AND WHEN YOU EXPECT TO BEGIN GENERATING REVENUES.

In response to this comment, we have acquired the assets of Raptify which includes the ability to administer online contest campaigns. Our business is client ready and can commence upon client engagement and delivering our services. The necessary activities that are being undertaken are rebranding, corporate identity, media kits, websites and necessary peripherals to carry out and conduct business as Level20. The remaining activates are moving into market with the finished items as listed above and identifying and closing new clients which have been and continue to be identified and communicated with. We expect to generate revenues within the next 120days upon completion of the above activities with sponsored and brand campaigns.

5.                   LANGUAGE ON YOUR WEBSITE, WWW.RAPTIFY.COM. APPEARS TO INDICATE THAT YOU HAVE COMMENCED OPERATIONS AND THAT YOUR WEBSITE IS CURRENTLY PROVIDING THE SERVICES DESCRIBED IN YOUR PROSPECTUS. PROVIDE THE BASIS FOR THE CLAIMS MADE ON YOUR WEBSITE REGARDING YOUR PRODUCT'S STATUS AND PERFORMANCE. FOR EXAMPLE, YOUR WEBSITE STATES THAT YOU "GENERATE DIRECT AND QUANTIFIABLE SALES FOR [Y]OUR CLIENTS USING [Y]OUR UNIQUE AND PATENT-PENDING MARKETING SYSTEMS THAT CAN BE OVER 1,000 TIMES AS COST-EFFECTIVE AS TRADITIONAL MARKETING TECHNIQUE."

In response to this comment, prior to us purchasing the assets of Raptify Marketing Systems Ltd, (operating online as www.raptify.com) it had commenced operations and provided services. Each campaign was an open and closed transaction and each contract completed accordingly. Level20 has adopted this website through the asset purchase agreement and is in the process of rebranding the Raptify site to reflect its new ownership and will edit it in accordance with the change in status.

6.                   WE NOTE YOUR DISCLOSURE THAT YOUR CONTENT MARKETING SOLUTION ("CMS") IS PATENT PENDING. PLEASE REVISE YOUR DISCLOSURE TO INDICATE WHETHER YOU HAVE APPLIED FOR THE PATENT AND, IF SO, DISCLOSE THE DATE ON WHICH THE APPLICATION WAS FILED. ALSO, IN YOUR BUSINESS SECTION YOU REFER TO YOUR SOLUTION AS "PATENTED." THIS DESCRIPTION APPEARS TO BE INACCURATE AS NO PATENT HAS YET BEEN ISSUED. REVISE YOUR DISCLOSURE OR ADVISE WHY YOU BELIEVE THE DESCRIPTION IS ACCURATE.

In response to this comment, Revision: Mr Benjamin Appelbaum, (Attorney at law) of 27 Bennington Drive, Flanders New Jersey completed the Patent work for the United States and Canada patents and filings on behalf of Mr. Russ Krywolt of Raptify Marketing Systems. Mr Appelbaun filed the US Patents, filing No. 12753864 and he utilized Hofbauer Professional Corporation to submit the Canadian filings, No. 2261/P1551CA00. We acquired these assets through the Asset Purchase Agreement and we currently hold patent pending status for both jurisdictions.

RISK FACTORS, PAGE 9

GENERAL

7.                   WE NOTE THAT YOU ARE AN EMERGING GROWTH COMPANY.  PLEASE ADD A RISK FACTOR THAT DISCUSSES THE REDUCED DISCLOSURE REQUIREMENTS APPLICABLE TO EMERGING GROWTH COMPANIES.

In response to this comment, we have included a risk factor that discusses the reduced disclosure requirements applicable to emerging growth companies and further stated that we have irrevocably elected not to avail ourselves of this exemption.

8.                   PLEASE ADVISE WHETHER YOU INTEND TO REGISTER A CLASS OF SECURITIES UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT.  IF NOT, INCLUDE A RISK FACTOR THAT INFORMS POTENTIAL INVESTORS THAT YOU WILL BE NOT A FULLY REPORTING COMPANY AND WILL ONLY COMPLY WITH THE LIMITED REPORTING REQUIREMENTS IMPOSED ON SECTION 15(D) REGISTRANTS.  BRIEFLY EXPLAIN HOW THOSE REQUIREMENTS VARY FROM THOSE IMPOSED ON FULLY REPORTING ISSUERS.

In response to this comment, we intend to register a class of our securities under Section 12 of the Securities Exchange Act of 1934, as amended.

9.                   IT APPEARS REASONABLY LIKELY THAT YOU WILL HAVE LESS THAN THREE HUNDRED RECORD HOLDERS AT YOUR NEXT FISCAL YEAR END AND AT THE CONCLUSION OF THE OFFERING.  AS SUCH IT APPEARS THAT THERE IS A SIGNIFICANT RISK THAT YOUR REPORTING OBLIGATIONS UNDER SECTION 15(D) OF THE SECURITIES EXCHANGE ACT WILL BE SUSPENDED UNDER THAT STATUTORY SECTION AND THAT YOU WILL NOT BE REQUIRED TO PROVIDE PERIODIC REPORTS FOLLOWING THE FORM 10-K THAT WILL BE REQUIRED FOR THE FISCAL YEAR IN WHICH YOUR REGISTRATION STATEMENT BECOMES EFFECTIVE.  PLEASE PROVIDE A RISK FACTOR THAT ADDRESSES THESE CIRCUMSTANCES AND THE RESULTING RISKS TO POTENTIAL INVESTORS.

In response to this comment, we included a risk factor to discuss the limited reporting requirements of Section 15(d) and the risk that our reporting requirements may be suspended.  In addition, please see our response to comment 8 above.

“SINCE WE HAVE LIMITED OPERATING HISTORY AND MINIMAL REVENUES TO DATE…” PAGE 9

10.                YOU STATE IN THIS RISK FACTOR HEADING THAT YOU HAVE “MINIMAL REVENUES.”  REVISE TO STATE THAT YOU HAVE EARNED NO REVENUES TO DATE.

In response to this comment, we have revised the risk factor to state that we have not generated revenues to date.

“BECAUSE OF PRESSURE FROM COMPETITORS WITH MORE RESOURCES, WE MAY FAIL TO IMPLEMENT OUR BUSINESS STRATEGY PROFITABLY, PAGE 10

11.                PROVIDE THE BASIS FOR YOUR STATEMENT THAT IF “[YOU] ARE SUCCESSFUL, LARGER AND MORE ESTABLISHED COMPANIES LIKE GOOGLE, GROUPON OR FACEBOOK…” MAY ATTEMPT TO ENTER YOUR INTENDED MARKET.  TELL US THE BASIS FOR YOUR INDICATION THAT THESE ENTITIES DO NO CURRENTLY PROVIDE SERVICES IN YOUR INTENDED MARKET.

In response to this comment, to the best of our knowledge Google, Groupon and Facebook have not begun development of large scale contesting platforms to date, all three are publically traded and have not made any disclosure nor is it part of their current core business vision or structure.

“BECAUSE WE ARE SUBJECT TO ADDITIONAL REGULATORY COMPLIANCE MATTERS…” PAGE 13

12.                REVISE THIS RISK FACTOR TO CLARIFY THAT AS AN EMERGING GROWTH COMPANY AND A SMALLER REPORTING COMPANY YOU ARE NOT REQUIRED TO COMPLY WITH THE AUDITOR ATTESTATION REQUIREMENTS UNDER SECTION 404(B) OF THE SARBANES-OXLEY ACT AND ITEM 308(B) OF REGULATION S-K.

In response to this comment, we have revised the disclosure to clarify that the Company is not subject to auditor attestation requirements because it is a smaller reporting company.

USE OF PROCEEDS, PAGE 19

13.                WE NOTE THAT YOU ESTIMATE THE COSTS OF THIS OFFERING TO BE $15,013.64.  PLEASE REVISE YOUR DISCUSSION OF NET PROCEEDS IN THIS SECTION TO REFLECT YOUR OFFERING EXPENSES OR ADVISE.

In response to this comment, we revised the Use of Proceeds section to account for our offering estimate.

DESCRIPTION OF BUSINESS, PAGE 26

14.                DESCRIBE THE MATERIAL TERMS OF THE ASSET PURCHASE AGREEMENT BETWEEN YOU AND RAPTIFY MARKETING SYSTEMS LTD. REFER TO ITEM 101(H)(3) OF REGULATION S-K. IN ADDITION, FILE THE AGREEMENT AS AN EXHIBIT TO YOUR REGISTRATION STATEMENT OR PROVIDE YOUR ANALYSIS AS TO WHY YOU DO NOT BELIEVE THIS IS REQUIRED. REFER TO ITEM 601(B)(10) OF REGULATION S-K. ALSO, CLARIFY THE NATURE OF YOUR ONGOING RELATIONSHIP, IF ANY, WITH RAPTIFY MARKETING SYSTEMS. IN THIS REGARD, WE NOTE THE CONTEST SUBSCRIBER WEBSITE IS WWW.RAPTIFY.COM.

In response to this comment, we described the material terms of the asset purchase agreement with Raptify Marketing Systems Ltd. and filed the agreement as an exhibit to the registration statement. We acquired all of the intellectual property, including domain names and its website www.raptify.com, from Raptify Marketing Systems pursuant to the Asset Purchase Agreement and have begun rebranding this website. We have no ongoing relationship with Raptify Marketing Systems except as disclosed in Comment 16 below.

15.                WE NOTE YOUR STATEMENT IN THIS SECTION THAT YOUR CONTESTS "MUST STRICTLY ADHERE TO THE RULES, REGULATORY AND COMPLIANCE SPECIFIED BY THE GOVERNMENT AND GOVERNING BODIES IN EACH JURISDICTION." DESCRIBE IN MORE DETAIL EXISTING GOVERNMENTAL REGULATIONS ON YOUR BUSINESS AND INCLUDE A RISK FACTOR ADDRESSING THE CONSEQUENCES OF A FAILURE TO COMPLY WITH SUCH REGULATIONS. SPECIFICALLY ADDRESS WHAT GOVERNMENTAL APPROVALS, IF ANY, ARE NEEDED TO OPERATE YOUR CONTESTS. REFER TO ITEM 101(H)(4)(VIII) AND (IX) OF REGULATION S-K.

In response to this comment, certain jurisdictions within the United States and Canada require registration of the client contests, bonding, insurance and secondary language inclusion. These do not apply to all jurisdictions and in most cases one or none of the above is mandatory. As an example, Rhode Island asks that if our client has a local presence it must register the contest; New York and Florida require bonding and registration, and Quebec, Canada requires registration, bonding and the inclusion of the French language. We added a risk factor to discuss these regulatory matters.

16.                DISCLOSE YOUR NUMBER OF TOTAL EMPLOYEES AND NUMBER OF FULL-TIME EMPLOYEES. REFER TO ITEM 101(H)(4)(XII) OF REGULATION S-K.

In response to this comment, we currently have two full-time employees Rob Danard and Ryan Frey who are only remunerated through successful contracts. Russell Krywolt, President of Raptify Marketing Systems, is acting as an independent non-paid consultant to assist with the transition of assets from Raptify Marketing Systems in accordance with warranties of the Asset Purchase Agreement. Our goal is to identify and hire qualified employees as clients are contracted and sufficient funds are available.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OUR PLAN OF NEXT 12 MONTHS, PAGE 42

17.                WE NOTE THE LIST OF BUSINESS GOALS AND MILESTONES IN THIS SECTION. PLEASE REVISE TO PROVIDE A DETAILED DESCRIPTION OF EACH MILESTONE, A DISCUSSION OF THE STEPS NECESSARY TO ACHIEVE EACH MILESTONE, AN ANTICIPATED TIMELINE FOR COMPLETION OF EACH STEP AND YOUR ANTICIPATED FUNDING SOURCE FOR EACH STEP. YOU SHOULD DISCLOSE SPECIFIC COST ESTIMATES AND

FINANCING PLANS AND DISCLOSE ANY DISCUSSIONS YOU HAVE HAD WITH FUNDING SOURCES, INCLUDING ANY SPECIFIC STEPS YOU HAVE TAKEN TO DATE TO SEEK ADDITIONAL EQUITY OR OBTAIN CREDIT FACILITIES.

In response to this comment, we included a detailed description of each milestone, the steps necessary to complete each milestone, and anticipated timeline for completion of each step and funds necessary to achieve each step. The disclosure includes specific cost estimates and financing plans.  We have not had any discussions with funding sources.

OPERATIONS, PAGE 42

18.                YOU DISCLOSE IN THIS SECTION THAT YOU BELIEVE $500,000 WILL BE SUFFICIENT TO COVER YOUR OPERATIONAL BUSINESS ACTIVITIES FOR THE NEXT 12 MONTHS.  DESCRIBE IN DETAIL THE BUSINESS ACTIVITIES THAT UNDERLIE THIS ESTIMATE AND DISCLOSE HOW YOU PLAN TO RAISE SUFFICIENT FUNDS TO COVER THE COST OF THESE ACTIVITIES.

In response to this comment, we have revised our disclosures to describe the business activities that underlie the estimate for $500,000 and how we intend to raise capital to cover these activities.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 45

19.                YOU STATE THAT YOU HAVE INSUFFICIENT CASH FOR THE NEXT TWELVE MONTHS. REVISE YOUR DISCLOSURE TO STATE THE ESTIMATED DEFICIENCY IN DOLLAR TERMS. ALSO DISCLOSE THE MINIMUM PERIOD OF PLANNED OPERATIONS YOU CAN FUND USING CURRENTLY AVAILABLE AND CONTRACTUALLY COMMITTED RESOURCES AND DISCLOSE THE EXTENT TO WHICH YOU ARE CURRENTLY USING FUNDS IN YOUR OPERATIONS ON A MONTHLY BASIS.

In response to this comment, we disclosed the estimated deficiency, the minimum period of planned operations we can fund with currently available resources and the extent to which we are currently using funds on a monthly basis.

20.                YOU REPORT A NET LOSS OF $9,000 FROM INCEPTION TO OCTOBER 31, 2012; YOUR STATEMENT OF OPERATIONS, HOWEVER, REPORT TOTAL OPERATING EXPENSES AND A NET LOSS OF $8,467. PLEASE ADVISE.

In response to this comment, we have revised our disclosure to report our net loss from inception to December 31, 2012 as $14,941.

DIRECTORS AND EXECUTIVE OFFICERS, PAGE 47

21.                THE DISCLOSURE REGARDING MR. DANARD'S BUSINESS EXPERIENCE DURING THE LAST FIVE YEARS IS UNCLEAR. PLEASE CLARIFY HIS EMPLOYMENT ACTIVITIES AND POSITIONS HELD DURING THE PAST FIVE YEARS, INCLUDING THE NAMES OF ANY BUSINESS ENTITIES AND THE DATES OF EMPLOYMENT. REFER TO ITEM 401(E)(1) OF REGULATION S-K.

In response to this comment, during the last five years Mr. Danard held the following positions, titles and was engaged in the following business activities: In 2009, Mr. Danard operated WealthMates Inc., a privately held corporation where he held the position of President providing business development and consulting services. During this time he assisted in the business with product development and client engagement. In 2010 he and his partner Kent Speakman founded Engageia Inc. a digital marketing agency, he acts as a managing partner with the firm. The company was nominated as the Top Digital agency in North America in social media by iMedia Connection. Throughout 2010 to present, as a Senior Enterprise Sales Associate with Cortex Business Solutions, he sells oil and gas procurement software to the Energy industries top oil and gas producers. Since the Incorporation of Level20 Inc. he currently acts as the President and CEO of this entity managing the necessary activities within the business. In addition, Danard currently sits as a Director of a Cana Venture Capital Corporation a publically listed Toronto Venture Exchange listed capital pool corporation.

22.                WE NOTE THAT YOU REPORT HAVING A SINGLE DIRECTOR ON YOUR BOARD. YOU STATE ON YOUR WEBSITE HTTP://RAPTIFY.COM/ABOUTUS.HTML, HOWEVER, THAT YOUR BOARD CONSISTS OF "INDIVIDUALS WHO HAVE BUILT BRANDS FROM SMALL REGIONAL PRESENCES TO NATIONALLY AND INTERNATIONALLY RECOGNIZED HOUSEHOLD NAMES .... " TO THE EXTENT YOUR BOARD OF DIRECTORS CONSISTS OF MORE THAN ONE MEMBER, PROVIDE THE DISCLOSURE REQUIRED BY ITEM 401 OF REGULATION S-K FOR EACH DIRECTOR.

In response to this comment, we are in the process of rebranding and re-launching our website as a Level20 website and will clarify and update this disclosure.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 29

23.                PLEASE DISCLOSE IN A FOOTNOTE THE NATURAL PERSONS WHO HAVE VOTING OR INVESTMENT CONTROL OVER THE SHARES OF YOUR COMMON STOCK HELD BY RAPTIFY MARKETING SYSTEMS LTD.

In response to this comment, Russell Krywolt of 7345 Sanborne Avenue, Unit #19, Burnaby, BC, V3N 4W6 has voting or investment control over the shares of common stock held by Raptify Marketing Systems Ltd.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 51

24.                IN REGARD TO THE TRANSACTION WITH RAPTIFY MARKETING SYSTEMS, PLEASE DISCLOSE ALL OF THE INFORMATION REQUIRED BY ITEM 404(A) OF REGULATION S-K, INCLUDING THE BASIS UPON WHICH RAPTIFY MARKETING SYSTEMS IS A RELATED PERSON AND THE APPROXIMATE DOLLAR VALUE OF THE AMOUNT INVOLVED IN THE TRANSACTION.  DESCRIBE THE ASSETS THAT WERE PURCHASED FROM RAPTIFY MARKETING SYSTEMS LTD. AND HOW YOU DETERMINED THOSE ASSETS WERE WORTH FIVE MILLION OF YOUR SHARES.

In response to this comment, we have disclosed that Raptify is a 5% beneficial owner of our common stock as a result of the Asset Purchase Agreement and disclosed the assets that were acquired and how the 5,000,000 was determined as the purchase price.

RECENT SALES OF UNREGISTERED SECURITIES, PAGE 53

25.                WE NOTE THAT YOU RELIED UPON RULE 506 OF REGULATION D TO PRIVATELY ISSUE A CERTAIN AMOUNT OF SHARES.  HOWEVER, WE ARE UNABLE TO LOCATE FORMS D FILED IN CONNECTION WITH THESE ISSUANCES. PLEASE ADVISE.

In response to this comment, we have revised our disclosure to state that we relied on the exemption under Regulation S.

UNDERTAKINGS, PAGE 55

26.                PLEASE PROVIDE THE UNDERTAKINGS REQUIRED BY PARAGRAPHS (A)(5)(II) AND (A)(6) OF ITEM 512 OF REGULATION S-K OR ADVISE.

In response to this comment, we revised our undertakings as requested.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Rob Danard
Rob Danard

LEVEL20 INC.
228 Hamilton Avenue, 3rd Flor
Palo Alto, CA 94301

February 12, 2013

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Matthew Crispino

Re:	Level20 Inc.
Registration Statement on Form S-1 Filed December 24, 2012 File No. 333-185669

Dear Mr. Crispino:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated January 18, 2013 by Matthew Crispino, Staff Attorney, of the United States Securities and Exchange Commission (the “Commission”), this correspondence shall serve as acknowledgment by the Company of the following:

  The company is responsible for the adequacy and accuracy of the disclosure in the filing
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Level 20 Inc.

By:	/s/ Rob Danard
Rob Danard
Chief Executive Officer